FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COSAN LIMITED

Item
1.	Call Notice for the Extraordinary Shareholders’ Meeting of Cosan S.A. Indústria e Comércio, to be held on September 14, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	August 28, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

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Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (CNPJ/MF): 50.746.577/0001-15
Company Registry (NIRE): 35300177045
PUBLICLY HELD COMPANY

Call Notice
Extraordinary Shareholders’ Meeting

Shareholders are hereby invited to attend the Extraordinary Shareholders’ Meeting of Cosan S.A. Indústria e Comércio (“Company”), to be held on September 14, 2009, at 10:00 a.m. at the Company’s headquarters, in the Prédio Administrativo Cosan building, located at Bairro Costa Pinto, s/nº, in the city of Piracicaba, state of São Paulo, to resolve on the following agenda: to change the Company’s headquarters to the Prédio Administrativo Cosan located at Fazenda Pau D’Alho, s/nº, in the city of Barra Bonita, state of São Paulo.

General Provisions: In order to take part in and vote at the Shareholders’ Meeting, shareholders must prove their status as such by presenting, at the Company’s headquarters, at least 2 (two) days prior to the date of the Meeting, an identity document and a confirmation of shareholdings issued by the depositary institution (Banco Itaú S.A. or the CBLC, as the case may be), in the original or as a copy sent by facsimile to +55 (19) 3403-2030. Shareholders represented by proxies should present the respective powers of attorney within the same term and in the same manner mentioned above. Neither originals nor copies of said documents require authentication and certification of signature, and they should be presented to the Company before the opening of the aforementioned Meeting.

Piracicaba, São Paulo, August 27, 2009

RUBENS OMETTO SILVEIRA MELLO
Chairman of the Board of Directors